INVESTMENT MANAGERS SERIES TRUST

AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made and effective as of September 1, 2014 by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (each a “Fund”), and the Advisor of the Funds, WCM Investment Management (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated May 27, 2011 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses of such Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, pursuant to an Operating Expenses Limitation Agreement dated May 27, 2011, as amended (the ‘Original Agreement”), the Advisor has agreed to limit each Fund’s Operating Expenses for an Expense Limitation Period (as each terms are defined in the Original Agreement);  and

WHEREAS, the parties wish to amend and restate the Original Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree that the Original Agreement is hereby amended and restated in full as follows:

1.	Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses for a Fund, as accrued each month, exceed Fund’s Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to each Fund and each Class of shares thereof:

a.	The term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

b.	The term “Expense Limitation Period” is defined as the period of time commencing on the date the initial Prospectus of the Fund becomes effective under the Securities Act, through the following: with repect to the WCM Focused International Growth Fund, the fourth (4th) month following the Fund’s current fiscal year end and each subsequent one (1) year period, for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof; and with respect to the WCM Focused Emerging Markets Fund and the WCM Focused Global Growth Fund, nine (9) fiscal years and four (4) months following the Fund’s current fiscal year end, and each subsequent one (1) year period, for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.      Reimbursement of Fees and Expenses.  Any payments to a Fund by the Advisor pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor.  Such reimbursement may be requested from the Fund by the Advisor in the event that the current Operating Expenses for the Fund, as accrued each month, are less than the Fund’s Annual Limit.  The Advisor may seek reimbursement in an amount up to the difference between a Fund’s Annual Limit and the current Operating Expenses of the Fund, but in no case will the reimbursement amount exceed the total amount of payments made by the Advisor pursuant to this Agreement and will not include any amounts previously reimbursed.  No reimbursement will cause the total Operating Expenses paid by a Fund to exceed the Annual Limit for that Fund and such reimbursement may not be paid prior to the Fund’s payment of current Operating Expenses.  The Advisor may seek reimbursement for payments made to any Fund pursuant to this Agreement for a period of three (3) years from the date of the payment.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.      Term.  This Agreement shall become effective with respect to each Fund on the date specified herein and shall remain in effect through the end of such Fund’s Expense Limitation Period, and shall automatically renew for an additional one year period following the end of such Fund’s Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time with respect to any Fund, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor with respect to any Fund, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period of the Fund, subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to any Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST	WCM INVESTMENT MANAGEMENT

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A to the
Amended and Restated Operating Expense Limitation Agreement between
Investment Managers Series Trust on behalf of the Funds
and WCM Investment Management

Fund	Operating Expense Limit	Effective
WCM Focused International Growth Fund
Institutional Class	1.25%	May 31, 2011
Investor Class	1.50%	August 31, 2011

WCM Focused Emerging Markets Fund
Institutional Class	1.40%	June 28, 2013
Investor Class	1.65%	June 28, 2013

WCM Focused Global Growth Fund
Institutional Class	1.25%	June 28, 2013
Investor Class	1.50%	June 28, 2013

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